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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

  JOINT CUSTOMER SERVICE OFFICES OF MEMBERS OF RWE GROUP IN CZECH REPUBLIC AND
                              MEMBERS OF CEZ GROUP

Members of the RWE Group in the Czech Republic and members of the CEZ Group are to open joint customer service offices.

     o Customers in six towns are to be able to arrange for all matters related to gas and power supply under one roof.

     o    RWE and CEZ Group are to cooperate for the benefit of customers.

In Prague on June 13, 2006 - Gas distribution companies who are members of the RWE Group in the Czech Republic, and the CEZ Group, are to open joint customer service offices. In selected towns, they are going to provide services related to gas and power supply under one roof. The aim is to increase the availability of services and to reduce the length of time spent in arranging for gas and power supply. The "Power from Single Point" Project has been launched in Liberec and Karlovy Vary (June 5, 2006), and is to continue in Olomouc and Pardubice (July 3, 2006), and Hradec Kralove and Ostrava (August 1, 2006).

"We appreciate that members of the RWE Group in the Czech Republic have decided to relocate some of their customer service offices to joint centers. Dealings regarding power and gas supply will now be easier and faster for everyone. What is more, our customers will continue using the same place, as the six new joint offices will be opened on the premises of former contact points of the CEZ Group," said Martin Roman, Chairman of the Board of Directors and General Manager of CEZ, a.s.

The "Power from a Single Point" Project was first tested in Plzen. Two years of successful operation have supported the idea of joint customer service offices.

"The first major cooperation between RWE and the CEZ Group will undoubtedly be beneficial for the customers of both companies. We have joined with each other with the primary goal of improving our services. Also, better availability of our services improves our ability to compete on the open gas market," said
Dr. Ulrich Jobs, Chairman of the Board of Directors of RWE Transgas, a.s.

In the joint centers, customers can arrange for all matters related to amendments of agreements, reporting of meter readings, complaints, and deal with all issues they used to deal with in the original customer contact offices.

Customers of Severoceska plynarenska, a.s., Zapadoceska plynarenska, a.s., Vychodoceska plynarenska, a.s., and Severomoravska plynarenska, a.s. will be informed in advance of the change of address of individual offices. Detailed information is already available on the websites of all the companies and at the customer telephone lines.

Scheduled Launch of Joint Customer Service Offices

June 5              Karlovy Vary, Liberec
July 3,             Olomouc, Pardubice
August 1            Hradec Kralove, Ostrava

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a. s.
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                                              (Registrant)
Date: June 13, 2006

                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration

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